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
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                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
                                                        WASHINGTON, D.C.  20549                         OMB NUMBER:........3235-0104
                                                                                                        Expires:  September 30, 1998
----------                                                                                              Estimated average burden
  FORM 3                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          hours per response.......0.5
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           Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1. Name and Address of Reporting Person*  | 2. Date of Event Requiring  | 4. Issuer Name AND Ticker or Trading Symbol
                                          |    Statement                |     Xpedite Systems, Inc. (XPED)
   Premiere Technologies, Inc.            |    (Month/Day/Year)         |
------------------------------------------|    11/13/97                 |-----------------------------------------------------------
   (Last)    (First)      (Middle)        |-----------------------------| 5. Relationship of Reporting | 6. If Amendment, Date of
                                          | 3. IRS or Social Seurity    |    Person(s) to Issuer       |    Original
 3399 Peachtree Road, N.E., Suite 400     |    Number of Reporting      |    (Check all applicable)    |    (Month/Day/Year)
------------------------------------------|    Persosn (Voluntary)      |    __Director   XX10% Owner  |---------------------------
             (Street)                     |                             |    __Officer    __Other      | 7. Individual or
                                          |                             |      (give        (specify   |    Joint/Group Filing
                                          |                             |      title below) below)     |    (Check Applicable Line)
                                          |                             |                              |  X Form filed by one Re-
                                          |                             |                              |    porting Person
                                          |                             |                              |  __Form filed by more than
Atlanta,     Georgia      30326           |                             |                              |    one Reporting Person
------------------------------------------|-----------------------------------------------------------------------------------------
(City)       (State)      (Zip)           |               Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                   | 2. Amount of Securities  | 3. Ownership Form: | 4.  Nature of Indirect Beneficial Ownership
   (Instr. 4)                          |    Beneficially Owned    |    Direct (D) or   |     (Instr. 5)
                                       |    (Instr. 4.)           |    Indirect (I)    |
                                       |                          |    (Instr. 5)      |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
Common Stock, par value $.01 per share |    0*                    |    NA*             |     NA*
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
                                       |                          |                    |
---------------------------------------|--------------------------|--------------------|-------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*If the form is filed by more than one person, see Instruction 5(b)(v).                                             SEC 1473 (7-96)
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FORM 3  (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                     (E.G.,PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security | 2. Date Exer-   | 3. Title and Amount of Securities | 4. Conver-   | 5. Owner-     | 6. Nature of
   (Instr. 4)                   |    cisable and  |    Underlying Derivative Security |    sion or   |    ship       |    Beneficial
                                |    Expiration   |    (Instr. 4)                     |    Price of  |    Form of    |    Ownership
                                |    Date (Month/ |                                   |    Exercise  |    Derivative |    (Instr. 5)
                                |    Day/Year)    |                                   |    Derivative|    Security:  |
                                |-----------------|-----------------------------------|    Security  |    Direct (D) |
                                | Date   | Expira-|       Title     | Amount or       |              |    or Indirect|
                                | Exer-  | tion   |                 | Number of       |              |    (I)        |
                                | cisable| Date   |                 | Shares          |              |    (Instr. 5) |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
                                |        |        |                 |                 |              |               |
--------------------------------|--------|--------|-----------------|-----------------|--------------|---------------|--------------
Explanation of Responses:
Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 13, 1997 by and among Xpedite Systems,
Inc. ("Xpedite"), Premiere Technologies, Inc. ("Premiere") and Nets Acquisition Corp., a wholly-owned subsidiary of Premiere,
Premiere entered into certain Stockholder Agreements, dated November 13, 1997 with certain Xpedite stockholders (the "Stockholders")
who collectively are the beneficial owners of more than 10% of the outstanding common stock of Xpedite, pursuant to which the
Stockholders have agreed to vote in favor of the approval of the Merger Agreement at every meeting of the stockholders of Xpedite at which such matters are considered and at every adjournment thereof. Premiere does not have a pecuniary interest in such shares and, therefore, disclaims any beneficial ownership thereof.

                                                                     PREMIERE TECHNOLOGIES, INC.

                                                                      By: /s/ Patrick G. Jones
**Intentional misstatements or omissions of facts constitute             -----------------------------------------------------------

Federal Criminal Violations                                              **Signature of Reporting Person            Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                Patrick G. Jones, Senior Vice President Finance and Legal

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